Forest Road Acquisition Corp.

1177 Avenue of the Americas, 5th Floor

New York, New York 10036

VIA EDGAR

May 26, 2021

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, NE

Washington, D.C. 20549

Attention:	Taylor Beech

Rufus Decker

Mara Ransom

Blaise Rhodes

Re:	Forest Road Acquisition Corp.

Amendment No. 4 to Registration Statement on Form S-4

Filed May 19, 2021

File No. 333-253136

Ladies and Gentlemen:

Forest Road Acquisition Corp. (“Forest Road,” “we,” “our” or “us”) hereby transmits Forest Road’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on May 24, 2021, regarding Amendment No. 4 to the Registration Statement on Form S-4 filed with the Commission on May 19, 2021 (the “Registration Statement”). For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with Forest Road’s response.

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with Forest Road’s response. Disclosure changes made in response to the Staff’s comments will be included in Amendment No. 5 to the Form S-4 (“Amendment No. 5”). Capitalized terms used in this letter but not otherwise defined have the meanings assigned to them in the Registration Statement.

Amendment No. 4 to Registration Statement on Form S-4

Consolidated Statement of Operations, page F-69

1.

We read your May 19, 2021 response to comment 4 from our May 13, 2021 comment letter. You report technology and development expense as a component of operating expenses that is separate from your cost of revenue. On page F-81, you state that the amounts classified as technology and development expenses represent “personnel-related expenses for employees and professional fees paid to consultants who create improvements to and maintain [y]our enterprise systems applications, hardware and software. Expenses also include payroll and related costs for employees involved in the research and development of new and existing products and services, enterprise technology hosting

U.S. Securities and Exchange Commission

Division of Corporation Finance

May 26, 2021

expenses, depreciation of enterprise technology-related assets, and equipment leases.” Given that it appears that these costs may be associated with your revenue-generating operations, please address each of the following:

We respectfully advise the Staff that we have reviewed Rule 5-03.2 of Regulation S-X and understand that the rule requires separate presentation of cost of revenues.

We believe that registrants need to apply judgment in determining which expenses represent cost of revenues as opposed to other costs (selling and marketing, technology and development, general and administrative). We also note that diversity in practice exists in the way registrants present certain technology costs where their product offerings include digital services. The Beachbody Company Group LLC (the “Company”) has applied a thorough process for classifying expenses based on the underlying nature of the expenses. Expenses are presented consistently across all periods in accordance with the Company’s accounting policies.

Pursuant to Rule 5-03.2 of Regulation S-X, the Company classifies technology expenses based on the nature of the business activity benefited. Technology expenses directly related to services provided and tangible goods sold are included in cost of revenue. Otherwise, they are included in technology and development, selling and marketing or general and administrative.

To ensure that the expenses included in the cost of revenue category is clear, we intend to expand the Company’s cost of revenue disclosure to break out digital cost of revenue and nutrition and other cost of revenue as follows:

Cost of Revenue

Digital Cost of Revenue

Digital cost of revenue includes costs associated with digital content creation including amortization and revisions of content assets, depreciation of streaming platforms and e-commerce websites, digital streaming costs, and amortization of acquired digital platform intangible assets. It also includes customer service costs, credit card processing fees, depreciation of production equipment, live trainer costs, facilities, and related personnel expenses.

Nutrition and Other Cost of Revenue

Nutrition and other cost of revenue includes product costs, shipping and handling, fulfillment and warehousing, customer service, and credit card processing fees. It also includes depreciation of nutrition-related e-commerce websites and social commerce platforms, amortization of acquired formulae intangible assets, facilities, and related personnel expenses.

U.S. Securities and Exchange Commission

Division of Corporation Finance

May 26, 2021

•	Tell us how you have defined “enterprise systems applications, hardware and software” and identify the activities within your business that these systems applications, hardware and software support.

The Company defines enterprise systems applications, hardware and software as the technology infrastructure that is shared across the Company and is not directly related to cost of services provided or tangible goods sold.

Activities within the Company’s business that these enterprise systems applications, hardware and software support include:

•	Maintenance and enhancements of the Company’s enterprise resource planning system (Oracle), which is the backbone of the accounting, procurement and supply chain systems;

•	Security systems such as identity management and payment card industry compliance;

•	Office productivity software (Microsoft Office tools and Slack);

•	Research and development tracking tools;

•	Coach payment tracking systems; and

•	Reporting and business analytics tools.

Expenses from these activities are included in technology and development expense.

•

You indicate that technology and development includes research and development costs. You disclose on page F-81 that you incurred research and development expenses of $4.6 million, $4.6 million and $4.8 million in 2020, 2019 and 2018. Provide us with a breakdown of the nature of the other costs classified as technology and development and tell us how these costs were used in your business for each period presented in the filing.

Supplementally, the Company provides below a breakdown of the nature of the other costs classified as technology and development and an explanation of how such costs are used in the Company’s business for each period presented.

U.S. Securities and Exchange Commission

Division of Corporation Finance

May 26, 2021

Nature of Cost (in thousands)	2020	2019	2018
Personnel-Related Expenses for Employees	31,157	27,522	26,371
Consulting and Contractor Expenses	14,100	11,455	18,346
Depreciation of Enterprise Technology-Related Assets	21,274	21,114	25,144
Software Licenses and Support	16,600	15,592	10,787
Enterprise Technology Hosting	5,300	3,835	5,786

Subtotal Technology and Development	88,431	79,518	86,434
Research and Development	4,605	4,614	4,755

Total Technology and Development	93,036	84,132	91,189

As discussed in response to the Staff’s comment in the first bullet point above, technology and development costs are comprised of maintenance and enhancements of the Company’s enterprise resource planning system (Oracle), which is the backbone of the accounting, procurement and supply chain systems; security systems such as identity management and payment card industry compliance; office productivity software (Microsoft Office tools and Slack); research and development tracking tools; coach payment tracking systems; and reporting and business analytics tools.

•

You disclose on page F-87 that you allocated depreciation expense of $21 million, $21 million and $25 million to technology and development for 2020, 2019 and 2018, respectively. Tell us how you determined that these amounts represented technology and development costs, rather than cost of revenue.

The Company tracks all capital expenditures, creates asset categories, and classifies the depreciation expense based on the use of those assets. Depreciation of enterprise systems applications, hardware and software assets (assets that are not directly related to services provided or tangible goods sold) are recorded as technology and development expenses in the amounts noted in the Staff’s comment in the bullet point above.

In contrast, depreciation of e-commerce websites, streaming platforms and social commerce platforms (assets directly related to services provided or tangible goods sold) are recorded as cost of revenue, which totaled $13.6 million, $16.0 million and $21.0 million in 2020, 2019 and 2018, respectively.

2.

Your disclosure on page 199 states that you “built [your] digital platforms to engage with [y]our customers and deliver differentiated experiences” and that you “have also built a social commerce platform that organically increases [y]our customers, inspires participants to achieve their goals and generates cash flow that can be used to accelerate [y]our digital and international businesses.” Please tell us the amounts of costs associated with the development and maintenance of your platforms that you have classified as cost of revenue for each period presented in the filing.

In response to the Staff’s comment, we hereby advise the Staff that:

U.S. Securities and Exchange Commission

Division of Corporation Finance

May 26, 2021

For 2020, of the Company’s $38.3 million in digital cost of revenue, $12.7 million relates to development and maintenance of e-commerce websites, streaming platforms and social commerce platforms. The remaining components of the Company’s digital cost of revenue include content development costs, digital streaming expenses, customer service, credit card processing fees, facilities, and live trainer costs.

For 2019, of the Company’s $33.6 million in digital cost of revenue, $11.2 million relates to development and maintenance of e-commerce websites, streaming platforms and social commerce platforms. For 2018, of the Company’s $27.3 million in digital cost of revenue, $8.4 million relates to development and maintenance of e-commerce websites, streaming platforms and social commerce platforms.

***

We thank the Staff for its review of the foregoing and the Registration Statement. If you have further comments, please feel free to contact our counsel, Joshua Englard, Esq., at jenglard@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ Keith L. Horn
Keith L. Horn, Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP

Kirkland & Ellis LLP

Latham & Watkins LLP

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